300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com
November 19, 2010
Via EDGAR and Federal Express
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Max A. Webb Sonia Bednarowski
Re:	Commercial Vehicle Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 12, 2010 Definitive Proxy Statement on Schedule 14A Filed April 2, 2010 (File No. 001-34365)
Ladies and Gentlemen:
     On behalf of Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, please find below the Company’s responses to the comment letter to Mervin Dunn, dated November 18, 2010, from the Staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 2, 2010. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used below that are not otherwise defined have the meanings assigned to them in the Form 10-K.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

United States Securities and Exchange Commission
November 19, 2010

Form 10-K
Risk Factors, page 19
1.	Please confirm that in future filings you will remove the last two sentences from the first paragraph and the last sentence from the second paragraph of this section. You should disclose all known material risks in this section.
     Response: The Company confirms that in future filings it will remove the last two sentences from the first paragraph and the last sentence from the second paragraph of this section.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 13
Compensation Structure, page 14
2.	We note your disclosure on page 14 that you maintain a compensation philosophy that targets overall compensation for key executives between the 50th and 75th percentile of overall compensation paid to similarly situated executive officers in general manufacturing companies of comparable size. Please confirm that in future filings you will identify the companies to which you benchmark.
     Response: The Company confirms that in future filings it will identify the companies which it has used to benchmark its key executives’ compensation.
     As requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
November 19, 2010

     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,
/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.

cc: Chad M. Utrup